EXHIBIT 99.1

News Release

For Immediate Release	Date: January 13, 2025
25-1-TR

Teck Announces Appointment of Colin Hamilton as
Vice President, Market Research and Economic Analysis

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced the appointment of Colin Hamilton as Vice President, Market Research and Economic Analysis, effective February 17, 2025.

“We are very pleased to welcome Colin to Teck,” said President and CEO Jonathan Price. “With vast market experience in the mining and metals sector and a globally renowned reputation for thought leadership and innovation in commodity analysis, Colin is ideally suited to lead our strategic insight function as we build Teck into one of the world's leading providers of responsibly produced energy transition metals.”

Mr. Hamilton joins Teck from BMO Capital Markets, where he was Managing Director and Commodities Analyst. Before joining BMO, he led the commodities research team at global financial services group Macquarie.

Mr. Hamilton holds a Master of Engineering (distinction) in Materials Science and Engineering from the University of Strathclyde, Glasgow.

About Teck

Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Emma Chapman

Vice President, Investor Relations

+44.207.509.6576

emma.chapman@teck.com

Media Contact:
Dale Steeves
Director, External Communications
236.987.7405
dale.steeves@teck.com